================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2005

                         Commission File Number 1-15114


               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)


                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)


     1.   News Release dated January 12, 2005

     2.   Form 51-102F3 Material Change Report dated January 13, 2005

     3.   News Release dated January 19, 2005

     4.   Amended Management's Discussion & Analysis for the quarter ended June
          2004

     5.   Amended Interim Financial Statements for the quarter ended June 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 8, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
         /s/ "Joseph P. Giuffre"
-----------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745


              ANTHONY CLARK ACQUIRES FOURTH UNITED STATES BROKERAGE

Calgary, Alberta, Canada, January 12, 2005 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") is pleased to announce an acquisition by its wholly owned United States subsidiary Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of Schuneman Insurance Agency, Inc. an Illinois based general insurance brokerage.

Addison York purchased the Schuneman Insurance Agency, Inc. assets for CDN$1,605,0000(U.S.$1,320,000). The purchase was financed using an existing First Capital Corporation (FCC) credit facility and seller financing. The purchase is expected to generate approximately 5% in additional annual revenues for Anthony Clark.

Anthony Clark is also pleased to announce that Mr. Hartz and Mr. Feather will continue to be employed as managers. Both Mr. Hartz and Mr. Feather have worked in the insurance brokerage industry for many years and bring with them a wealth of knowledge and management experience. GVC Financial Services LLC, a San Francisco based investment-banking firm facilitated the acquisition of the insurance brokerage firm and the financing of the transaction.


This Illinois acquisition marks Anthony Clark's fourth entry into the United States market and its 23rd acquisition since it was first founded in 1989. This acquisition continues Anthony Clark's national expansion plan into the U.S. Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers with this acquisition.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International             Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                  Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.


                                       On behalf of

                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.



                                       Primo Podorieszach, C.E.O.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


ITEM 1        NAME AND ADDRESS OF COMPANY

Anthony Clark International Insurance Brokers Ltd.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6

ITEM 2        DATE OF MATERIAL CHANGE

January 12th, 2005

ITEM 3        NEWS RELEASE

A press release was issued at Calgary, Alberta on January 12th, 2005.

ITEM 4        SUMMARY OF MATERIAL CHANGE

Addison York Insurance Brokers Ltd. ("Addison York"), a wholly owned United States subsidiary of Anthony Clark International Insurance Brokers Ltd. (the "Corporation"), acquired the fixed assets and customer accounts (the "Assets") of Schuneman Insurance Agency Inc. ("Schuneman"), a Sterling, Virginia area based general insurance brokerage.

ITEM 5        FULL DESCRIPTION OF MATERIAL CHANGE

Addison York purchased the Schuneman assets for CDN$1,605,0000 (U.S.$1,320,000). The purchase was financed using an existing First Capital Corporation (FCC) credit facility and seller financing. The purchase is expected to generate approximately 5% in additional annual revenues for the Corporation. This Illinois acquisition marks the Corporation's fourth entry into the United States market and its 23rd acquisition since it was first founded in 1989. This acquisition continues the Corporation's expansion plans into the U.S. market. The Corporation now expects to process approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers with this acquisition. Ron Hartz and Bill Feather (the previous managers and owners of Schuneman) will continue to be employed as managers of this agency by the Corporation.

ITEM 6        RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7        OMITTED INFORMATION

Not Applicable.

ITEM 8        EXECUTIVE OFFICER

The following Executive Officer of the Company is available to answer questions regarding this report:

Primo Podorieszach,
President and Chief Executive Officer
Telephone: (250) 376-1782

ITEM 9        DATE OF REPORT

Dated at Calgary, Alberta, this 13th day of January, 2005.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per:     "Thomas Milley" (signed)
         Thomas Milley, Director

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745


                   REVISED JUNE 30, 2004 FINANCIAL STATEMENTS


Calgary, Alberta, Canada, January 19, 2005 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces the release of revised financial statements for six months ending June 30, 2004 which will be available on www.sedar.com.

REVISION OF FINANCIAL STATEMENTS:

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements, the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition, and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Visa acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self sustaining operations conducted in a foreign currency are translated in to Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

The Corporation also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather than as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Corporation also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing. An amount was also reallocated in the segmented information note.

These corrections to the comparative figures for year ending March 31, 2004 financial statements are summarized as follows:


Balance Sheet:

--------------------------------------------------------------------------------
                                     As previously
                                          reported     As revised        Change
--------------------------------------------------------------------------------
Cash and cash equivalents              $ 1,675,657     $1,989,663     $ 314,006
Accounts receivable                      1,649,781      1,335,775      (314,006)
Customer accounts                        5,901,399      5,027,401      (873,998)
Goodwill                                 5,948,216      5,459,185      (489,031)
Other intangible assets                    178,468        663,551       485,083
Long-term debt                           8,714,176      8,014,044      (700,132)
Share capital                           10,001,138      9,897,116      (104,022)
Contributed surplus                              -        104,022       104,022
Deficit                                  3,383,595      3,502,196       118,601
Cumulative translation adjustment           64,987            845       (64,142)
--------------------------------------------------------------------------------

These corrections to the quarter ending June 2004 financial statements are summarized as follows:

Balance Sheet:

-----------------------------------------------------------------------------
                                   As previously
                                        reported     As revised       Change
-----------------------------------------------------------------------------
Customer accounts                      5,844,775      4,973,549     (871,226)
Goodwill                               6,047,997      5,555,557     (492,440)
Other intangible assets                  177,070        657,753      480,683
Long-term debt                         8,810,889      8,133,358     (677,531)
Share capital                          9,999,164      9,895,142     (104,022)
Contributed surplus                      152,288        256,310      104,022
Deficit                                3,715,268      4,013,341      298,073
Cumulative translation adjustment        (19,928)        45,692       65,890
-----------------------------------------------------------------------------


Statement of operations:

----------------------------------------------------------------------------
                                  As previously
                                       reported     As revised       Change
----------------------------------------------------------------------------
Interest and financing costs           (255,500)      (287,694)     (32,194)
Loss before depreciation
  and amortization                      (96,168)      (128,362)     (32,194)
Depreciation and amortization          (193,928)      (188,918)       5,010
Loss before income taxes               (290,096)      (317,280)     (27,184)
Net loss                               (331,673)      (358,857)     (27,184)
Earnings per common share-basic
  and diluted                            (0.04)         (0.05)        (0.01)
----------------------------------------------------------------------------




Statement of cash flows

----------------------------------------------------------------------------
                                  As previously
                                       reported    As revised        Change
----------------------------------------------------------------------------
Cash flows from (used in)
  operating activities:
  Net loss                            $(331,673)    $(358,857)    $ (27,184)
  Depreciation and amortization         193,928       167,683       (26,245)
  Other intangible assets                     -        21,235        21,235
  Amortization of discount on
    Kabaker note                              -        32,194        32,194
  Accounts receivable                   197,606      (116,400)     (314,006)
  Cash flows from (used in)
    operating activities                420,633       106,627      (314,006)
----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                 As previously
                                      reported      As revised        Change
-----------------------------------------------------------------------------
Cash flows from (used in):

Financing activities:
    Repayment of long-term debt        (86,307)        (98,102)      (11,795)

Cash flows from (used in)
  financing activities                (620,350)       (632,145)      (11,795)

Investing activities:
    Other intangible assets              3,165               -        (3,165)

    Cash flows from (used in)
      investing activities             (23,163)        (26,328)       (3,165)

Effect of foreign exchange on
   cash and cash equivalents             1,118          16,078        14,960

Decrease in cash and cash
  equivalents                         (221,762)       (535,768)     (314,006)

  Cash and cash equivalents,
     beginning of period             1,675,657       1,989,663       314,006
-----------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                       $1,453,895      $1,453,895     $       -
-----------------------------------------------------------------------------


SUBSEQUENT EVENT

The Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. However, its lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with its lenders to alter or replace these covenants with those that can be reasonably maintained by the Corporation. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed.

Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 63,000 customers.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International             Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                  Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com



Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.


                                       On behalf of


                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.

                                       Primo Podorieszach, C.E.O.

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 17, 2005

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Corporation does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.


OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation, founded in 1989, has expanded through internal growth and acquisitions and processes over $70,000,000 (US$53,000,000) in insurance premiums for its 23,000 customers. The Corporation conducts its business in the United States through its wholly-owned subsidiary, Addison York Insurance Brokers Ltd. The Corporation operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2004, included in the 2004 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended June 30, 2004 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles.

All amounts are in Canadian Dollars unless otherwise indicated


RESULTS OF OPERATIONS

CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2004, the Corporation has adopted the revised CICA Handbook
Section 3870, which requires that a fair-value method of accounting, be applied to all stock-based compensation payments to both employees and non-employees. No stock options have been granted during the quarter ending June 30, 2004.


REVISION OF YEAR ENDING 2004 AND QUARTER ENDING JUNE 2004 FINANCIAL STATEMENTS

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition, and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Visa acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-complete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self sustaining operations conducted in a foreign currency are translated in to Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

The Corporation also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather than as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Corporation also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing. An amount was also reallocated in the segmented information note.

These corrections to the year ending 2004 financial statements are summarized as follows:

BALANCE SHEET:

--------------------------------------------------------------------------------
                                     As previously
                                          reported     As revised        Change
--------------------------------------------------------------------------------
Cash and cash equivalents              $ 1,675,657     $1,989,663     $ 314,006
Accounts receivable                      1,649,781      1,335,775      (314,006)
Customer accounts                        5,901,399      5,027,401      (873,998)
Goodwill                                 5,948,216      5,459,185      (489,031)
Other intangible assets                    178,468        663,551       485,083
Long-term debt                           8,714,176      8,014,044      (700,132)
Share capital                           10,001,138      9,897,116      (104,022)
Contributed surplus                              -        104,022       104,022
Deficit                                  3,383,595      3,502,196       118,601
Cumulative translation adjustment           64,987            845       (64,142)
--------------------------------------------------------------------------------


These corrections to the quarter ending June 2004 financial statements are summarized as follows:

BALANCE SHEET:

--------------------------------------------------------------------------------
                                      As previously
                                           reported     As revised       Change
--------------------------------------------------------------------------------
Customer accounts                         5,844,775      4,973,549     (871,226)
Goodwill                                  6,047,997      5,555,557     (492,440)
Other intangible assets                     177,070        657,753      480,683
Long-term debt                            8,810,889      8,133,358     (677,531)
Share capital                             9,999,164      9,895,142     (104,022)
Contributed surplus                         152,288        256,310      104,022
Deficit                                   3,715,268      4,013,341      298,073
Cumulative translation adjustment           (19,928)        45,692       65,890
--------------------------------------------------------------------------------

STATEMENT OF OPERATIONS:

------------------------------------------------------------------------
                                As previously
                                     reported    As revised      Change
------------------------------------------------------------------------
Interest and financing costs         (255,500)     (287,694)    (32,194)
Loss before depreciation
   and amortization                   (96,168)     (128,362)    (32,194)
Depreciation and amortization        (193,928)     (188,918)      5,010
Loss before income taxes             (290,096)     (317,280)    (27,184)
Net loss                             (331,673)     (358,857)    (27,184)
Earnings per common share-basic
   and diluted                          (0.04)        (0.05)      (0.01)
------------------------------------------------------------------------


STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------
                              As previously
                                   reported    As revised       Change
-----------------------------------------------------------------------
Cash flows from (used in)
  operating activities:
Net loss                          $(331,673)    $(358,857)   $ (27,184)
Depreciation and amortization       193,928       167,683      (26,245)
Other intangible assets                   -        21,235       21,235
Amortization of discount on
  Kabaker note                            -        32,194       32,194
Accounts receivable                 197,606      (116,400)    (314,006)
Cash flows from (used in)
   operating activities             420,633       106,627     (314,006)
-----------------------------------------------------------------------


--------------------------------------------------------------------------
                               As previously
                                    reported      As revised       Change
--------------------------------------------------------------------------
Cash flows from (used in):

Financing activities:
Repayment of long-term debt          (86,307)        (98,102)     (11,795)

Cash flows from (used in)
financing activities                (620,350)       (632,145)     (11,795)

Investing activities:
Other intangible assets                3,165               -       (3,165)

Cash flows from (used in)
   investing activities              (23,163)        (26,328)      (3,165)

Effect of foreign exchange on
   cash and cash equivalents           1,118          16,078       14,960

Decrease in cash and cash
   equivalents                      (221,762)       (535,768)    (314,006)

     Cash and cash equivalents,
        beginning of period        1,675,657       1,989,663      314,006
--------------------------------------------------------------------------
Cash and cash equivalents,
   end of year                    $1,453,895      $1,453,895     $      -
--------------------------------------------------------------------------

REVENUE

The Corporation's revenue has increased to $2,516,206 for the quarter ending June 30, 2004 from $1,385,414 for the quarter ending June 30, 2003 primarily due to revenue generated from US acquisitions (approximately $1,135,000).

EXPENSES

Salaries and wages have increased to $1,785,237 for the quarter ending June 30, 2004 from $864,898 for the quarter ending June 30, 2003 primarily due to salaries and wages of US operations (approximately $917,000).

Rent increased to $154,903 for the quarter ending June 30, 2004 from $75,503 for the quarter ending June 30, 2003 primarily due to rent related to the US operations ($82,790).

General and administrative expenses increased to $416,735 for the quarter ending June 30, 2004, from $219,433 for the quarter ending June 30, 2003 mainly due to the inclusion of general and administrative expenses of US operations (approximately $197,000), and an increase in insurance costs (approximately $9,000) for the Canadian operations.

Revenue and expenses for the US operations relate to the acquisitions made by the Corporation in third quarter of previous fiscal year. As a result, there are no comparative numbers for the US operations in the quarter ending June 30, 2003.

SETTLEMENT OF LEGAL ACTION

During the quarter, the Corporation settled the legal action with Mr. James Bonfiglio for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and is reflected in the first quarter of the current fiscal year.

FOREIGN CURRENCY

Foreign exchange gain for the quarter ending June 30, 2004 was $0 against a gain of $19,148 in the quarter ending June 30, 2003.

Until October 16, 2003, the Corporation prepared the accounts of its integrated foreign operations using the temporal method whereby monetary assets and liabilities were translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities were translated at historic rates. Revenues and expenses were translated at rates of exchange prevailing on the transaction dates. Translation gains and losses were recognized in earnings.

Effective October 17, 2003, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison acquiring the California brokerages.


EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings decreased from $244,728 (EBITDA) for the quarter ending June 30, 2003 to $159,332 (EBITDA) for the quarter ending June 30, 2004, primarily due to costs associated with its US operations. EBITDA as a percentage of revenue has decreased from 17.7% for the quarter ending June 30, 2003 to 6.3% for the quarter ending June 30, 2004. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS:

--------------------------------------------------------------------------------------------
                                                          June 30, 2004        June 30, 2003
--------------------------------------------------------------------------------------------
Canadian operations:

    Interest on obligations under capital lease                $    396              $   344
--------------------------------------------------------------------------------------------
                                                                    396                  344
US operations:
    Interest and financing costs on Textron
    terminated debt financing                                         -               73,749
    Interest and financing costs on long-term debt              285,416                    -
    Interest on obligations under capital lease                   1,882                    -
--------------------------------------------------------------------------------------------
                                                                287,298               73,749

--------------------------------------------------------------------------------------------
Total interest and financing costs                             $287,694              $74,093
============================================================================================

(a) Total amortization of financing costs included above is $31,878 (2003 - $73,749).

(b) Above includes $32,194 of interest expense based on fair market value of Kabaker debt


DEPRECIATION AND AMORTIZATION:

Depreciation and amortization increased to $188,918 for the quarter ending June 30, 2004 from $70,569 for the quarter ending June 30, 2003. During the quarter ending June 30, 2004, the Deprecation and Amortization expense included an amount of $122,092 (2003 - $0) relating to US operations.



SUMMARY QUARTERLY INFORMATION

The following table summarizes the Corporation's key consolidated financial information for the last eight quarters.

                             2005                          2004                                      2003
                          ---------   ---------------------------------------------   ----------------------------------
                             JUNE        MAR         DEC        Sept.       June         Mar         Dec         Sept.
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------   ----------
Revenues                  2,516,206   2,828,346   2,035,137   1,220,662   1,385,414   1,446,539   1,206,243   1,268,380
EBITDA                      159,332     433,850      43,376    (463,452)    244,728     136,288      80,762      60,387
Net earnings (loss)        (358,857)    (54,305)   (629,271)   (411,961)     44,039    (223,909)   (141,682)    (96,211)
Earnings (loss) per share
Basic and Diluted             (0.05)      (0.01)      (0.08)      (0.05)          -       (0.03)      (0.02)      (0.01)
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------   ----------


o Revenue increase starting quarter ending December 2004, relate to US acquisitions. Revenues for the US acquisitions were recorded from the closing date of respective acquisitions.

o EBITDA loss in the September 2004 quarter, primarily related to the legal judgement ($515,000) expensed in that quarter.

o EBITDA is defined as Earnings before interest, taxes, and depreciation and amortization.

o EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at June 30, 2004 as compared to March 31, 2004 reflects a net decrease in working capital of $706,879 primarily due to cash used for new debt financing costs and consulting fees paid for prospective acquisitions. Other major changes include a decrease in shareholder's equity of $314,024, primarily due to an operating loss of $358,857 offset by change in cumulative translation adjustment of $45,117.



FINANCIAL RESOURCES AND LIQUIDITY

At June 30, 2004, the Corporation had working capital of $1,345,794 and long-term debt outstanding of $8,133,358. At March 31, 2004 the Corporation had working capital of $2,052,673 and long-term debt outstanding of $8,014,044.

The working capital ratios (current assets/current liabilities) were 1.65:1 as at June 30, 2004 and 1.95:1 as at March 31, 2004. The long-term portion of long-term debt was $8,133,358 as at June 30, 2004 and $8,014,044 as at March 31, 2004. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 1.31 as at June 30, 2004 and 1.23 as at March 31, 2004.

Shareholders' equity has decreased $314,024 to $6,184,073 at June 30, 2004 from $6,498,097 as at March 31, 2004 mainly due to the loss for the quarter ending June 30, 2004, which included depreciation and amortization of $188,918.


RELATED PARTY TRANSACTIONS

Due from related parties:

--------------------------------------------------------------------------------
                                                June 30, 2004     March 31, 2004
--------------------------------------------------------------------------------
Demand loan to an individual who is an
officer and director of the Corporation,
bearing interest at the Royal Bank of
Canada prime rate, with interest payable
annually and compounded semi-annually,
secured by capital stock of the
Corporation and a general security
agreement                                            $ 40,000        $ 40,000

Note receivable, issued on October 10,
2003, from a company, in which an
officer of Addison is an owner. This
note is due on demand and is
non-interest bearing. It is secured by a
general security agreement                            201,060         196,575

Amount receivable from DKWS Enterprises
Inc. DKWS is owned by an officer of
Addison                                               121,783               -
--------------------------------------------------------------------------------
                                                     $362,843        $236,575
--------------------------------------------------------------------------------

Due to related parties:

--------------------------------------------------------------------------------
                                               June 30, 2004      March 31, 2004
--------------------------------------------------------------------------------
Note payable U.S. $3,515,000, bearing
interest at 7% per annum And repayable
over 10 years in equal monthly
instalments of US$40,812 including
interest secured by a general security
agreement. The note has been discounted
to reflect the fair value of the note
based upon a market value interest rate
for similar debt of 12%. The amount of
interest calculated on the difference
between the stated interest rate (7%)
and the market interest rate (12%) is
amortized as incremental interest
expense and is accreted to the carrying
value of the note                                 4,460,727           4,444,379

Less unamortized discount                          (803,086)           (823,484)

Amount payable to DKWS Enterprises Inc.
("DKWS") for expenses incurred on behalf
of Addison. DKWS is owned by an officer
of Addison                                                -              60,832
--------------------------------------------------------------------------------
                                                $ 3,657,641         $ 3,681,727
--------------------------------------------------------------------------------


Transactions with related parties:

During the quarter ending June 30, 2004, the Corporation paid $54,975 (2003 - $57,715) in legal fees to two law firms in which directors of the Corporation are or were partners during the fiscal year.

The Corporation by way of its wholly owned United States subsidiary, Addison, acquired the fixed assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

During the quarter ending June 30, 2004, the Corporation paid $164,113 (US$122,436), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $110,799 (US$82,661) has been recorded as an interest expense and $53,314 (US$39,775) has been recorded against note payable.


DEBT FINANCING

On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, First Capital Corporation LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly-owned subsidiary of Anthony Clark. This Facility is to be used to finance acquisitions and provide working capital for the related acquisitions.

The Facility will mature five years from the close of the transaction, with interest only payments during the first two years. The Facility will have a Wall Street Journal interest rate of prime plus 2%. As collateral for the Facility, Anthony Clark has guaranteed the obligations of the Borrower and FCC will have a security interest in the assets of the Borrower and of Anthony Clark. The facility will primarily be used to fund acquisitions of general insurance brokerages within the United States.

COMPLIANCE WITH DEBT COVENANTS

The Corporation was in non-compliance of a financial covenant prescribed in the loan agreement with its senior lender. The financial covenant relate to maintenance of a certain level of tangible net worth (TNW). The lender has agreed to waive the Corporation's non-compliance of this covenant to September 30, 2004 and the Corporation is in discussions with the lender to alter or replace the covenant by amendment to loan agreement with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lender to amend the loan agreement. The Corporation expects to continue to be in non-compliance of this covenant for the foreseeable future until an agreement has been reached with the lender to amend the loan agreement. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lender but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenant and they are not waived by the lender, the lender could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At January 17, 2005, the lender had taken no action to exercise their remedies and future action, if any, by the lender is not determinable at this time.

In view of violations of the debt covenant, the Corporation has reclassified the amounts owing (except capital lease payments) at June 30, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).


SUBSEQUENT EVENTS

(a) Subsequent to the quarter ending June 30, 2004, the Corporation granted 505,000 stock options to directors and officers of the Corporation at an exercise price of $1.10 per option. These options vest immediately and expire on August 5, 2009.

(b) On September 9, 2004, the Corporation, by way of Addison, acquired the net asset of Al Vinciguerra Ltd., a Virginia-based insurance brokerage or $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing issuing to the vendors a $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over five years in equal months installments of US$19,801, including interest and is secured by a general security agreement. The purchase was financed using the credit facility provided by FCC, financial obtained by Emmett Lescroart (see (d)) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effect date of the acquisitions, and can only affect the purchase price to reduce it.

(c) On August 31, 2004, the Corporation closed a US$3,250,000 ($4,192,500 Cdn) debt financing arrangement with a third party whereby the lender will provide up to a US$3,250,000 ($4,192,500 Cdn( loan to purchase substantially all of the assets of Al Vinciguerra Ltd. The loan will have an interest rate of 14% per annum, with interest only payments. The principal amount shall be repaid by August 31, 2009. The loan is secured by the generally security agreement of Addition has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement. The loan is required to be sued to fund the Al Vinciguerra Ltd. acquisition.

(d) On August 31, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street and FCC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

(e)   Compliance with debt covenants:

      The Corporation was in compliance with the financial covenant requirements of the 8% note payable of $4,586,739 (US$3,500,000), (the "Oakstreet Debt") as described in note 11, at March 31, 2004 and therefore, the note was classified as long-term.

      The FCC Debt and the Oak Street Debt loan agreements each contain subjective acceleration clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial conditions as determined by the lenders in good faith. The Corporation has determined that it is reasonably possible that one or both of the lenders may declare these loans in default as a result of covenant violations, described below, being considered by the lenders to be a materially adverse change to the Corporation business.

      As at September 30, 2004, the Corporation was in non-compliance with the Oakstreet Debt and the FCC Debt as a result of the Corporation's non-compliance certain financial covenants prescribed in the respective loan agreements. Tangible Net Worth ("TNW") covenants contained in each agreement, which require the Corporation to maintain a minimum TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total Liabilities to TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total liabilities to TNW, as defined in the loan agreements, were also in non-compliance. The lenders waived non-compliance with each of these covenants at September 30, 2004. The Corporation expects that these covenants, as presently prescribed, will be in continuous violation for the foreseeable future and have been in discussions with the lenders to alter or replace the subject covenants by amendment of the loan agreements. At this time, no agreement has been reached with the lenders with respect to amendment of the loan agreements. The Corporation anticipates that it will be able to obtain further waivers and/or amendments of the Corporation's financial covenants from the lenders, however this outcome is not guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate repayment of the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At January 17, 2005, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

      The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by the subordinated lenders. The Corporation will be dependent on the continued support of its lenders, failing which the Corporation's ability to maintain continued operations may be adversely affected.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS

                                                                   JUNE 30,       MARCH 31,
                                                                       2004            2004
                                                                (UNAUDITED)       (AUDITED)

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                     $ 1,453,895     $ 1,989,663
  Accounts receivable                                             1,453,214       1,335,775
  Loan to director (note 6)                                          40,000          40,000
  Prepaid expenses                                                  275,188         123,329
  Note receivable                                                   201,060         196,575
  Restricted cash (note 4)                                                -         522,619
                                                            -------------------------------
                                                                  3,423,357       4,207,961

Restricted cash (note 4)                                            670,699         655,274

Computer systems and office equipment                               377,707         376,540

Customer accounts                                                 4,973,549       5,027,401

Goodwill                                                          5,555,557       5,459,185

Deferred financing costs (note 4)                                   983,151         474,447

Other intangible assets                                             657,753         663,551
                                                            -------------------------------
                                                               $ 16,641,773    $ 16,864,359
                                                            ===============================

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                       $1,548,653     $ 1,114,545
  Current portion of long term-debt (note 6 and 7)                8,623,635         485,447
  Future tax liability                                               24,405          32,677
  Litigation liability (note 4)                                           -         522,619
                                                            -------------------------------
                                                                 10,196,693       2,155,288

Long-term debt (note 7)                                              14,228       8,014,044

Future tax liability                                                246,779         196,930

Share capital (note 8)                                            9,895,142       9,897,116
Contributed surplus (note 8 (d))                                    256,310         104,022
Cumulative translation adjustments                                   45,962           (845)
Deficit                                                         (4,013,341)     (3,502,196)
                                                            -------------------------------
                                                                  6,184,073       6,498,097
                                                            -------------------------------
                                                               $ 16,641,773    $ 16,864,359
                                                            ===============================

Commitments (note 9)
Subsequent events (note 11)

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                               FOR THE THREE MONTHS ENDED JUNE 30,
                                                                   2004               2003

   Revenue                                                          $ 2,516,206      $ 1,385,414

   Expenses:
   Salaries and wages                                                 1,785,236          864,898
   Rent                                                                 154,903           75,503
   General and administrative                                           416,735          219,433
   Foreign exchange gain                                                      -         (19,148)
                                                               ---------------------------------
                                                                      2,356,874        1,140,686
                                                               ---------------------------------
Earnings before interest, taxes, depreciation and
amortization                                                            159,332          244,728

   Interest and financing costs (note 3)                               (287,694)         (74,093)
                                                               ---------------------------------
Earnings (loss) before depreciation and amortization                   (128,362)         170,635

   Depreciation and amortization                                       (188,918)         (70,569)
                                                               ---------------------------------

Earnings (loss) before income taxes                                    (317,280)         100,066

   Income taxes:
   Current                                                                    -          (52,988)
   Future                                                               (41,577)          (3,039)
                                                               ---------------------------------
                                                                        (41,577)         (56,027)
                                                               ---------------------------------

Net earnings (loss)                                                    (358,857)          44,039

Deficit, beginning of period as previously reported                  (3,502,196)      (2,450,698)
   Effect of change in accounting for:
     Stock based compensation (note 8 (d))                             (152,288)               -
                                                               ---------------------------------
Deficit, end of period as restated                                  ($4,013,341)     ($2,406,659)
                                                               =================================

Earnings (loss) per share, basic and diluted                              (0.05)            0.01

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                             FOR THE THREE MONTHS ENDED JUNE 30,
                                                                   2004                  2003

Cash flows from (used in) operating activities:

Net earnings (loss)                                                   ($358,857)        $44,039
Items not involving cash:
   Depreciation and amortization                                        167,683          70,569
   Deferred financing costs                                              31,878          15,955
   Decrease in other intangible assets                                   21,235               -
   Amortization of discount on Kabaker note                              32,194               -
   Future income tax expense                                             41,577           3,039
                                                               ---------------------------------
Cash flow from operations                                               (64,290)        133,602

Net change in non-cash working capital relating to operations:
   Accounts receivable                                                 (116,400)       (177,855)
   Prepaid expenses                                                    (150,364)         23,487
   Accounts payable and accrued liabilities                             437,681          56,502
   Income taxes payable                                                       -          52,988
                                                               ---------------------------------
                                                                        106,627          88,724
                                                               ---------------------------------

Cash flows from (used in) financing activities:

   Repayment of long-term debt                                          (98,102)         (1,141)
   Share issue costs                                                     (1,974)              -
   Deferred financing costs                                            (531,596)              -
   Restricted cash                                                         (473)              -
                                                               ---------------------------------
                                                                       (632,145)         (1,141)
                                                               ---------------------------------

Cash flows from (used in) investing activities:

   Computer systems and office equipment additions                      (26,328)         (5,922)
                                                               ---------------------------------
                                                                        (26,328)         (5,922)
                                                               ---------------------------------

Effect of foreign exchange on cash and cash equivalents                  16,079               -
                                                               ---------------------------------

Increase (decrease) in cash and cash equivalents                       (535,768)         81,661
Cash and cash equivalents, beginning of period                        1,989,663       3,719,408
                                                               ---------------------------------
Cash and cash equivalents, end of period                             $1,453,895      $3,801,069
                                                               =================================

Cash and cash equivalents is comprised of:
   Cash                                                               1,231,436       3,801,069
   Term deposits with original terms maturing within
     ninety days                                                        222,459               -
                                                               ---------------------------------

Supplementary disclosure of cash flow information:

      Interest paid in the period                                       247,832             344
                                                               ---------------------------------

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
For the three month period ended June 30, 2004
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2004. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2004 audited annual consolidated financial statements.


1.   CHANGES IN ACCOUNTING POLICIES:

     Stock-based compensation:

     Effective April 1, 2004, the Corporation has adopted the revised CICA Handbook Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees. No stock options have been issued during the quarter ending June 30, 2004.


2.   REVISION OF YEAR ENDING 2004 AND QUARTER ENDING JUNE 2004 FINANCIAL
     STATEMENTS

     Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition, and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Visa acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-complete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

     In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self sustaining operations conducted in a foreign currency are translated in to Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

     The Corporation also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather than as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Corporation also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing. An amount was also reallocated in the segmented information note.

     These corrections to the year ending 2004 financial statements are summarized as follows:

BALANCE SHEET:

-------------------------------------------------------------------------------
                                    As previously
                                         reported     As revised        Change
-------------------------------------------------------------------------------
Cash and cash equivalents             $ 1,675,657     $1,989,663     $ 314,006
Accounts receivable                     1,649,781      1,335,775      (314,006)
Customer accounts                       5,901,399      5,027,401      (873,998)
Goodwill                                5,948,216      5,459,185      (489,031)
Other intangible assets                   178,468        663,551       485,083
Long-term debt                          8,714,176      8,014,044      (700,132)
Share capital                          10,001,138      9,897,116      (104,022)
Contributed surplus                             -        104,022       104,022
Deficit                                 3,383,595      3,502,196       118,601
Cumulative translation adjustment          64,987            845       (64,142)
-------------------------------------------------------------------------------


These corrections to the quarter ending June 2004 financial statements are summarized as follows:


BALANCE SHEET:

-----------------------------------------------------------------------------
                                   As previously
                                        reported     As revised       Change
-----------------------------------------------------------------------------
Customer accounts                      5,844,775      4,973,549     (871,226)
Goodwill                               6,047,997      5,555,557     (492,440)
Other intangible assets                  177,070        657,753      480,683
Long-term debt                         8,810,889      8,133,358     (677,531)
Share capital                          9,999,164      9,895,142     (104,022)
Contributed surplus                      152,288        256,310      104,022
Deficit                                3,715,268      4,013,341      298,073
Cumulative translation adjustment        (19,928)        45,692       65,890
-----------------------------------------------------------------------------


STATEMENT OF OPERATIONS:

------------------------------------------------------------------------
                               As previously
                                    reported    As revised       Change
------------------------------------------------------------------------
Interest and financing costs        (255,500)     (287,694)     (32,194)
Loss before depreciation
  and amortization                   (96,168)     (128,362)     (32,194)
Depreciation and amortization       (193,928)     (188,918)       5,010
Loss before income taxes            (290,096)     (317,280)     (27,184)
Net loss                            (331,673)     (358,857)     (27,184)
Earnings per common share-basic
  and diluted                          (0.04)        (0.05)       (0.01)
------------------------------------------------------------------------

STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------
                                 As previously
                                      reported    As revised       Change
--------------------------------------------------------------------------
Cash flows from (used in)
  operating activities:
  Net loss                           $(331,673)    $(358,857)   $ (27,184)
  Depreciation and amortization        193,928       167,683      (26,245)
  Other intangible assets                    -        21,235       21,235
  Amortization of discount on
    Kabaker note                             -        32,194       32,194
  Accounts receivable                  197,606      (116,400)    (314,006)
  Cash flows from (used in)
    operating activities               420,633       106,627     (314,006)
--------------------------------------------------------------------------



----------------------------------------------------------------------------
                                 As previously
                                      reported      As revised       Change
----------------------------------------------------------------------------
Cash flows from (used in):

Financing activities:
    Repayment of long-term debt        (86,307)        (98,102)     (11,795)

Cash flows from (used in)
  financing activities                (620,350)       (632,145)     (11,795)

Investing activities:
    Other intangible assets              3,165               -       (3,165)

    Cash flows from (used in)
      investing activities             (23,163)        (26,328)      (3,165)

Effect of foreign exchange on
   cash and cash equivalents             1,118          16,078       14,960

Decrease in cash and cash
  equivalents                         (221,762)       (535,768)    (314,006)

  Cash and cash equivalents,
    beginning of period              1,675,657       1,989,663      314,006
----------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                       $1,453,895      $1,453,895     $      -
----------------------------------------------------------------------------

3.   INTEREST AND FINANCING COSTS:

     ------------------------------------------------------------------------------------------------------
                                                                      June 30, 2004          June 30, 2003
     ------------------------------------------------------------------------------------------------------
     Canadian operations:

         Interest on obligations under capital lease                       $    396                $   344
     ------------------------------------------------------------------------------------------------------
                                                                                396                    344
     US operations:
         Interest and financing costs on Textron
           terminated debt financing                                              -                 73,749
         Interest and financing costs on long-term debt                     285,416                      -
         Interest on obligations under capital lease                          1,882                      -
     ------------------------------------------------------------------------------------------------------
                                                                            287,298                 73,749

     ------------------------------------------------------------------------------------------------------
     Total interest and financing costs                                    $287,694                $74,093
     ------------------------------------------------------------------------------------------------------


     (a) Total amortization of financing costs included above are $31,878 (2003
         - $73,749).

     (b) Above includes $32,194 of interest expense based on fair market value of Kabaker debt


4.   RESTRICTED CASH

     As required by the Debt Financing agreement with Oak Street, amount of $670,699 (US$500,371) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing.

     During the quarter, the Corporation settled the legal action with Mr. James Bonfiglio for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and is reflected in the first quarter of the current fiscal year.



5.   DEFERRED FINANCING COSTS:

     --------------------------------------------------------------------------------------
                                                     June 30, 2004          March 31, 2004
     --------------------------------------------------------------------------------------
     Cost                                              $ 1,016,897               $ 476,722
     Accumulated amortization                              (33,746)                 (2,275)
     --------------------------------------------------------------------------------------
                                                       $   983,151               $ 474,447
     --------------------------------------------------------------------------------------


     During the quarter ending June 30, 2004, an additional amount of $540,175 was paid as deferred financing costs. The total debt financing costs at June 30, 2004 are $541,817 (US$404,220) and $475,080 (US$354,431) for Oak
     Street and FCC, respectively. The deferred financing costs will be amortized on a straight-line basis over five years, from the date of closing. An amount of $31,430 (US$23,448) was amortized during the quarter of which, Oak Street was $26,942 (US$20,101) and FCC was $4,488 (US$3,347).

6.   RELATED PARTY TRANSACTIONS:


     Due from related parties:

     -----------------------------------------------------------------------
                                             June 30, 2004    March 31, 2004
     -----------------------------------------------------------------------
     Demand loan to an individual who is
     an officer and director of the
     Corporation, bearing interest at
     the Royal Bank of Canada prime
     rate, with interest payable
     annually and compounded
     semi-annually, secured by capital
     stock of the Corporation and a
     general security agreement                   $ 40,000          $ 40,000

     Note receivable, issued on October
     10, 2003, from a company, in which
     an officer of Addison is an owner
     This note is due on demand and is
     non-interest bearing. It is secured
     by a general security agreement               201,060           196,575

     Amount receivable from DKWS
     Enterprises Inc. DKWS is owned by
     an officer of Addison                         121,783                 -

     -----------------------------------------------------------------------
                                                  $362,843          $236,575
     -----------------------------------------------------------------------


     Due to related parties:

     ------------------------------------------------------------------------
                                            June 30, 2004     March 31, 2004
     ------------------------------------------------------------------------
     Note payable U.S. $3,515,000,
     bearing interest at 7% per annum
     And repayable over 10 years in
     equal monthly instalments of
     US$40,812 including interest
     secured by a general security
     agreement. The note has been
     discounted to reflect the fair
     value of the note based upon a
     market value interest rate for
     similar debt of 12%. The amount of
     interest calculated on the
     difference between the stated
     interest rate (7%) and the market
     interest rate (12%) is amortized as
     incremental interest expense and is
     accreted to the carrying value of
     the note                                   4,460,727          4,444,379

     Less unamortized discount                   (803,086)          (823,484)

     Amount payable to DKWS Enterprises
     Inc. ("DKWS") for expenses incurred
     on behalf of Addison. DKWS is owned
     by an officer of Addison                           -             60,832

     ------------------------------------------------------------------------
                                              $ 3,657,641        $ 3,681,727
     ------------------------------------------------------------------------


     Transactions with related parties:

     During the quarter ending June 30, 2004, the Corporation paid $54,975 (2003
     - $57,715) in legal fees to two law firms in which directors of the Corporation are or were partners during the fiscal year.

     The Corporation by way of its wholly owned United States subsidiary, Addison, acquired the fixed assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

     During the quarter ending June 30, 2004, the Corporation paid $164,113 (US$122,436), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $110,799 (US$82,661) has been recorded as an interest expense and $53,314 (US$39,775) has been recorded against note payable.


7.   LONG-TERM DEBT:

     -------------------------------------------------------------------------
                                            June 30, 2004      March 31, 2004
     -------------------------------------------------------------------------
     Anthony Clark International
        Insurance Brokers Ltd.
        Capital lease, bearing interest
        at 9.78% and secured by the
        individual assets being leased
        by the Corporation                    $    16,373         $    17,624

     Addison York Insurance Brokers Ltd.
        Capital lease, bearing interest
        at 15.00% and secured by the
        individual assets being leased
        by the Corporation                         38,259              45,254

        Note payable, bearing no
        interest and payable on December
        31, 2004 and unsecured                    234,193             228,969

        Note payable, bearing interest
        at prime plus 8%, with interest
        only payments for the first 2
        years followed by monthly
        instalments of $102,030
        (US$77,856) including interest
        over 60 months. The note is
        secured by a general security
        agreement and guaranteed by
        Anthony Clark International
        Insurance Brokers Ltd.                  4,691,400           4,586,749

        Note payable U.S. $3,515,000,
        bearing interest at 7% per annum
        And repayable over 10 years in
        equal monthly instalments of
        US$40,812 including interest
        secured by a general security
        agreement. The note has been
        discounted to reflect the fair
        value of the note based upon a
        market value interest rate for
        similar debt of 12%. The amount
        of interest calculated on the
        difference between the stated
        interest rate (7%) and the
        market interest rate (12%) is
        amortized as incremental
        interest expense and is accreted
        to the carrying value of the
        note                                    4,460,727           4,444,379

        Less unamortized discount                (803,086)           (823,484)

     -------------------------------------------------------------------------
                                                8,637,863           8,499,491

     Less current portion                         504,505             485,447

     -------------------------------------------------------------------------
                                              $ 8,133,358         $ 8,014,044
     -------------------------------------------------------------------------

     The aggregate maturities of long-term debt for the five years subsequent to June 30, 2004 are as follows:


     2005                                                       $  504,505
     2006                                                          438,207
     2007                                                        1,031,047
     2008                                                        1,155,878
     2009 and beyond                                             5,508,226
     ---------------------------------------------------------------------
                                                                $8,637,863
     ---------------------------------------------------------------------

     DEBT FINANCING

     On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison (the "Borrower").

     The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM best of B and above.

     The Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

     The Facility is secured by the general security agreement of the Borrower and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in the Borrower. Pursuant to the Facility, FCC, will have: (i) a first priority security interest in the assets of the Borrower which are acquired after June 14, 2004, in connection with any purchase or other acquisition by

     Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of the Borrower and the Corporation.

     The Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions.

     To-date the Corporation has incurred $475,079 (US$354,431) of financing costs. These amounts are being amortized on a straight-line basis over five years, amortization for the period was $4,488 (US$3,347).

     COMPLIANCE WITH DEBT COVENANTS

     The Corporation was in non-compliance of a financial covenant prescribed in the loan agreement with its senior lender. The financial covenant related to maintenance of a certain level of tangible net worth (TNW). The lender has agreed to waive the Corporation's non-compliance of this covenant to September 30, 2004 and the Corporation is in discussions with the lender to alter or replace the covenant by amendment to loan agreement with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lender to amend the loan agreement. The Corporation expects to continue to be in non-compliance of this covenant for the foreseeable future until an agreement has been reached with the lender to amend the loan agreement. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lender but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenant and they are not waived by the lender, the lender could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At January 17, 2005, the lender had taken no action to exercise their remedies and future action, if any, by the lender is not determinable at this time.

     In view of violations of the debt covenant, the Corporation has reclassified the amounts owing (except capital lease payments) at June 30, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).


8.   SHAREHOLDERS' EQUITY:

     (a) Share capital authorized:

         Unlimited number of Voting Participating Common Shares without nominal or par value

     (b) Share capital, deficit and cumulative translation adjustment:

         -------------------------------------------------------------------------------------------------
                                                                            Number of
         Share capital:                                                        shares              Amount
         -------------------------------------------------------------------------------------------------
         Balance, March 31, 2003                                            7,692,055         $ 9,687,132

         Issuance of Common Shares on completion of private
           placement                                                          263,098             336,765
         Estimated value of warrants included in proceeds of Units,
           recorded as contributed surplus                                          -            (104,022)
         Share issue costs                                                    (22,759)

         Balance, March 31, 2004                                            7,955,153           9,897,116

         Share issue costs                                                     (1,974)

         Balance, June 30, 2004                                             7,955,153         $ 9,895,142

         -------------------------------------------------------------------------------------------------

         During the quarter ending June 30, 2004, the Corporation received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To August 02, 2004, the Corporation has not repurchased any of its shares.

     (c) Stock options:

         (i)  Stock option plan:

               The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At June 30, 2004, stock options to purchase 788,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between February 28, 2005 and August 08, 2008. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

               Changes in options during the years ended June 30, 2004 and March 31, 2004 are as follows:


               -----------------------------------------------------------------------------------------
                                                       June 30, 2004                  March 31, 2004
                                                  ------------------------     -------------------------
                                                                Weighted-                     Weighted-
                                                                  average                       average
                                                  Number of      exercise      Number of       exercise
                                                    options         price        options          price
               -----------------------------------------------------------------------------------------
               Outstanding, beginning of year     1,308,811        $ 1.23        984,400         $ 1.37

               Granted                                    -             -        334,411           0.82
               Cancelled                           (520,000)        (1.60)       (10,000)          (1.0)

               -----------------------------------------------------------------------------------------
               Outstanding, end of year             788,811        $ 0.99      1,308,811         $ 1.23
               -----------------------------------------------------------------------------------------

               Exercisable, end of year             724,611        $ 0.99      1,244,611         $ 1.25
               -----------------------------------------------------------------------------------------


               The following table sets forth information relating to stock options outstanding as at June 30, 2004:

               --------------------------------------------------------------------------------------------------
                                                             Weighted-
                                                  Number       average    Weighted-           Number    Weighted-
                             Range of     outstanding at     remaining      average   exercisable at      average
                             exercise           June 30,   contractual     exercise         June 30,     exercise
               Expiry          prices               2004          life        price             2004        price
               --------------------------------------------------------------------------------------------------
               10/26/06   $    1.00              435,000          1.33        $1.00          374,550        $1.00
               03/18/07        1.15                5,000          1.71         1.15            1,250         1.15
               02/28/05        4.80               14,400          0.67         4.80           14,400         4.80
               08/28/08        0.81              319,411          4.17         0.81          319,411         0.81
               08/28/08        1.00               15,000          4.17         1.00           15,000         1.00

               --------------------------------------------------------------------------------------------------
                          $0.81 to $4.80         788,811          2.53        $0.99          724,611        $0.99
               --------------------------------------------------------------------------------------------------


               During the quarter ending June 30, 2004, 520,000 options expiring on April 12, 2004 were cancelled.

9.   COMMITMENTS:

     The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

     2005                                                                                $617,651
     2006                                                                                  75,607
     --------------------------------------------------------------------------------------------
                                                                                         $693,258
     --------------------------------------------------------------------------------------------


10.  SEGMENTED INFORMATION:

     The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general and insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues.


     OPERATING SEGMENTS

                                          THREE MONTHS ENDED JUNE 30, 2004            THREE MONTHS ENDED JUNE 30, 2003
                                     -----------------------------------------     -------------------------------------
                                       CANADA          US         CONSOLIDATED      CANADA         US       CONSOLIDATED
                                     ---------     ----------     ------------     ---------     -------    ------------
     Revenue                         1,380,942      1,135,264        2,516,206     1,385,414           -       1,385,414

     Net earnings (Ioss)               112,713       (471,570)        (358,857)      109,639     (65,600)         44,039

     Identifiable assets             5,522,707     11,119,066       16,641,773     8,455,840     368,216       8,824,056


     Additions to

     - Computer systems and
       office equipment                  3,593         22,735           26,328         5,922           -           5,922

     Depreciation and amortization      66,826        122,092          188,918        70,569           -          70,569

     Interest and financing costs          396        287,298          287,694           344      73,749          74,093

     Computer systems and office
       equipment and goodwill        1,737,056      4,196,208        5,933,264     1,777,742           -       1,777,742


11.  SUBSEQUENT EVENTS:

     (a) Subsequent to the quarter ending June 30, 2004, the Corporation granted 505,000 stock options to directors and officers of the Corporation at an exercise price of $1.10 per option. These options vest immediately and expire on August 5, 2009.

     (b) On September 9, 2004, the Corporation, by way of Addison, acquired the net asset of Al Vinciguerra Ltd., a Virginia-based insurance brokerage or $9,030,000 (US $7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US $7,000,000) was satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing issuing to the vendors a $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over five years in equal months installments of US$19,801, including interest and is secured by a general security agreement. The purchase was financed using the credit facility provided by FCC, financial obtained by Emmett Lescroart (see (d)) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effect date of the acquisitions, and can only affect the purchase price to reduce it.

     (c) On August 31, 2004, the Corporation closed a US$3,250,000 ($4,192,500
         Cdn) debt financing arrangement with a third party whereby the lender will provide up to a US$3,250,000 ($4,192,500 Cdn) loan to purchase substantially all of the assets of Al Vinciguerra Ltd. The loan will have an interest rate of 14% per annum, with interest only payments. The principal amount shall be repaid by August 31, 2009. The loan is secured by the generally security agreement of Addition and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement. The loan is required to be used to fund the Al Vinciguerra Ltd. acquisition.


     (d) On August 31, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street and FCC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

     (e) Compliance with debt covenants:

         The Corporation was in compliance with the financial covenant requirements of the 8% note payable of $4,586,739 (US$3,500,000), (the "Oakstreet Debt") as described in note 7, at March 31, 2004 and therefore, the note was classified as long-term.

         The FCC Debt and the Oak Street Debt loan agreements each contain subjective acceleration clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial conditions as determined by the lenders in good faith. The Corporation has determined that it is reasonably possible that one or both of the lenders may declare these loans in default as a result of covenant violations, described below, being considered by the lenders to be a materially adverse change to the Corporation business.

         As at September 30, 2004, the Corporation was in non-compliance with the Oakstreet Debt and the FCC Debt as a result of the Corporation's non-compliance certain financial covenants prescribed in the respective loan agreements. Tangible Net Worth ("TNW") covenants contained in each agreement, which require the Corporation to maintain a minimum TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total Liabilities to TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total liabilities to TNW, as defined in the loan agreements, were also in non-compliance. The lenders waived non-compliance with each of these covenants at September 30, 2004. The Corporation expects that these covenants, as presently prescribed, will be in continuous violation for the foreseeable future and have been in discussions with the lenders to alter or replace the subject covenants by amendment of the loan agreements. At this time, no agreement has been reached with the lenders with respect to amendment of the loan agreements. The Corporation anticipates that it will be able to obtain further waivers and/or amendments of the Corporation's financial covenants from the lenders, however this outcome is not guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate repayment of the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At January 17, 2005, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

         The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by the subordinated lenders. The Corporation will be dependent on the continued support of its lenders, failing which the Corporation's ability to maintain continued operations may be adversely affected.